Presentation Title D AT E I N AL L C AP S 01 Leadership Forum July 31, 2017 Filed by: Great Plains Energy Incorporated pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Westar Energy, Inc. Commission File Number: 001-03523 Subject Company: Great Plains Energy Incorporated Commission File Number: 001-32206 Subject Company: Monarch Energy Holding, Inc. Commission File Number: 132-02816 Date: July 31, 2017

Leadership Forum Safety Moment Derek Bell 2

3 Safety Moment • C 101: Safe Vehicle Operation Policy – General guidance for operation of Company vehicles & equipment, and personal vehicles driven on company business  Parking, Backing • C 102: Company Vehicle Accident Reporting Policy – Notification, Report, Substance Testing & Review Processes • C 103: Company Vehicle Driving Disciplinary Policy

Safety Moment [safety video] 4

Leadership Forum Terry Bassham 5

Forward-Looking Statements Statements made in this presentation that are not based on historical facts are forward-looking, may involve risks and uncertainties, and are intended to be as of the date when made. Forward-looking statements include, but are not limited to, statements relating to the anticipated merger transaction of Great Plains Energy Incorporated (Great Plains Energy) and Westar Energy, Inc. (Westar Energy), including those that relate to the expected financial and operational benefits of the merger to the companies and their shareholders (including cost savings, operational efficiencies and the impact of the anticipated merger on earnings per share), the expected timing of closing, the outcome of regulatory proceedings, cost estimates of capital projects, redemption of Great Plains Energy convertible preferred stock, dividend growth, share repurchases, balance sheet and credit ratings, rebates to customers, employee issues and other matters affecting future operations. In connection with the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Great Plains Energy is providing a number of important factors that could cause actual results to differ materially from the provided forward-looking information. These important factors include: future economic conditions in regional, national and international markets and their effects on sales, prices and costs; prices and availability of electricity in regional and national wholesale markets; market perception of the energy industry, Great Plains Energy and Westar Energy; changes in business strategy, operations or development plans; the outcome of contract negotiations for goods and services; effects of current or proposed state and federal legislative and regulatory actions or developments, including, but not limited to, deregulation, re-regulation and restructuring of the electric utility industry; decisions of regulators regarding rates that the companies can charge for electricity; adverse changes in applicable laws, regulations, rules, principles or practices governing tax, accounting and environmental matters including, but not limited to, air and water quality; financial market conditions and performance including, but not limited to, changes in interest rates and credit spreads and in availability and cost of capital and the effects on derivatives and hedges, nuclear decommissioning trust and pension plan assets and costs; impairments of long-lived assets or goodwill; credit ratings; inflation rates; effectiveness of risk management policies and procedures and the ability of counterparties to satisfy their contractual commitments; impact of terrorist acts, including, but not limited to, cyber terrorism; ability to carry out marketing and sales plans; weather conditions including, but not limited to, weather-related damage and their effects on sales, prices and costs; cost, availability, quality and deliverability of fuel; the inherent uncertainties in estimating the effects of weather, economic conditions and other factors on customer consumption and financial results; ability to achieve generation goals and the occurrence and duration of planned and unplanned generation outages; delays in the anticipated in-service dates and cost increases of generation, transmission, distribution or other projects; Great Plains Energy’s and Westar Energy’s ability to successfully manage and integrate their respective transmission joint ventures; the inherent risks associated with the ownership and operation of a nuclear facility including, but not limited to, environmental, health, safety, regulatory and financial risks; workforce risks, including, but not limited to, increased costs of retirement, health care and other benefits; the ability of Great Plains Energy and Westar Energy to obtain the regulatory and shareholder approvals necessary to complete the anticipated merger or the imposition of adverse conditions or costs in connection with obtaining regulatory approvals; the risk that a condition to the closing of the anticipated merger may not be satisfied or that the anticipated merger may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated merger; the costs incurred to consummate the anticipated merger; the possibility that the expected value creation from the anticipated merger will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; the credit ratings of the combined company following the anticipated merger; disruption from the anticipated merger making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated merger; and other risks and uncertainties. This list of factors is not all-inclusive because it is not possible to predict all factors. Additional risks and uncertainties will be discussed in the joint proxy statement/prospectus and other materials that Great Plains Energy, Westar Energy and Monarch Energy Holding, Inc. (Monarch Energy) will file with the Securities and Exchange Commission (SEC) in connection with the anticipated merger. Other risk factors are detailed from time to time in quarterly reports on Form 10-Q and annual reports on Form 10-K filed by Great Plains Energy, KCP&L and Westar Energy with the SEC. Each forward-looking statement speaks only as of the date of the particular statement. Monarch Energy, Great Plains Energy, KCP&L and Westar Energy undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise. 6

Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Monarch Energy will file a Registration Statement on Form S-4, that includes a joint proxy statement of Great Plains Energy and Westar Energy, which also constitutes a prospectus of Monarch Energy. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED BY MONARCH ENERGY, GREAT PLAINS ENERGY AND WESTAR ENERGY WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GREAT PLAINS ENERGY, WESTAR ENERGY, MONARCH ENERGY AND THE PROPOSED MERGER. Investors will be able to obtain free copies of the registration statement and joint proxy statement/prospectus when available and other documents filed by Monarch Energy, Great Plains Energy and Westar Energy with the SEC at http://www.sec.gov, the SEC’s website, or free of charge from Great Plains Energy’s website (http://www.greatplainsenergy.com) under the tab, “Investor Relations” and then under the heading “SEC Filings.” These documents are also available free of charge from Westar Energy’s website (http://www.westarenergy.com/) under the tab “Investors” and then under the heading “SEC Filings.” Participants in Proxy Solicitation Great Plains Energy, Westar Energy and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Great Plains Energy’s and Westar Energy’s shareholders with respect to the proposed merger. Information regarding the officers and directors of Great Plains Energy is included in its definitive proxy statement for its 2017 annual meeting filed with SEC on March 23, 2017. Information regarding the officers and directors of Westar Energy is included in an amendment to its Annual Report on Form 10-K for the fiscal year ended December 31, 2016, filed with the SEC on April 28, 2017. Additional information regarding the identity of potential participants, and their direct or indirect interests, by securities, holdings or otherwise, will be set forth in the registration statement and joint proxy statement/prospectus and other materials filed with SEC in connection with the proposed merger. Free copies of these documents may be obtained as described in the paragraphs above. 7

Vision 2025: Our Strategic Priorities Manage the Existing Business Provider of Choice New & Entrepreneurial Activities Best-In-Class Operations Disciplined execution to deliver reliable and low- cost power Focused on earning our allowed return by actively managing regulatory lag Proactive economic development Customer Engagement Responsive to changing customer expectations Technology investments that facilitate more informed customer interaction Expanded comprehensive suite of energy-related products and services Targeted Investments Balanced strategic growth initiatives through national transmission opportunities and flexibility for opportunistic growth

Merger Benefits No layoffs Choosing our own destiny Stronger company for long term growth and opportunity Work for Top Tier electric utility and clean energy leader, with new opportunities for innovation Employees Customers and Community Shareholders Stronger earnings growth platform Deliver top quartile shareholder returns Better opportunity to earn authorized return Stronger credit rating $50 million in rate credits Rate increases less often and lower amounts Fortune 500 company in Kansas City, with high paying jobs in Topeka and Kansas City Maintaining our charitable commitments This transaction has increased benefits with no debt, resulting in a much stronger company.

Significant and Ongoing Industry Consolidation Oncor $18.1B Xcel $38.1B Amere n$21.9 B Enterg y$28.8 B GXP $9.1B Westar $11.4B OGE $10B Mid American $16.8B

Transaction Comparison Acquire Westar Merge with Westar Benefits Limited involuntary separations No layoffs as a result of this transaction No one loses their job. Better for employees and approval. Issued $4.4 billion in debt $0 debt Stronger company and credit metrics and better for approval. Operational savings estimates Confirmed and chartered operational savings Confirmation of strategic value of the mergers and better for approval. GXP investment grade, but outlook downgraded Combined company should get credit rating upgrade Better for approval. Uncertain customer rate credits and savings shared with customers over time $50 million in customer rate credits and savings shared with customers over time Increased immediate customer benefit by a minimum of $50 million. Enterprise value of $21 billion Enterprise value of $21 billion We control our own destiny. 5-7% dividend growth with 6-8% EPS growth 6-8% EPS and dividend growth Improved total shareholder return without multiple rate cases. Bassham CEO; GXP Board and 6 Westar officers Bassham CEO; Ruelle non-executive board chair; Split Board and 8 Westar officers Best of both management teams and better for approval. More benefits for employees, customers and shareholders with a very good chance of obtaining regulatory approval.